

July 9, 2013

Via E-Mail

Ihsan Falou
President
Intellisense Solutions Inc.
1727 14th Ave., Suite 100
Seattle, WA 98122

> **Re:** **Intellisense Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 28, 2013**
> **File No. 333-188920**

Dear Mr. Falou:

We have reviewed your letter dated June 28, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our June 25, 2013 letter.

Outside Front Cover Page of Prospectus

1.   We note your disclosure added in response to prior comment 2. Rule 144 appears inapplicable to shares issued in the current offering. See Securities Act Rule 144(a)(3). Please clarify in the risk factor on page 8 that because you are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by you in any subsequent unregistered offering, and discuss the potential effect on your ability to attract additional capital through subsequent unregistered offerings. Revise the related disclosure on pages 1, 3, and 18 accordingly.

Risk Factors, page 6

2.   Notwithstanding your response, you do not appear to have added the disclosure requested in prior comment 7. As previously requested, please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after completion of the offering, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board.

Description of Business

Sales, page 25

3. We note your response to prior comment 10. In the first paragraph on page 26, please discuss your plans to develop a series of certifications for vegetarian food, and plans to charge organizations and individuals one time and yearly fees for training them to issue certificates (currently discussed on page 20).

    Please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or me at (202) 551-3428 with any questions.

                                        Sincerely,

                                        /s/ Evan S. Jacobson

                                        Evan S. Jacobson
                                        Attorney-Advisor

cc: Via E-Mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC